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                            March 8, 2021

       Robert I. Kauffman
       Chief Executive Officer
       Aldel Financial Inc.
       105 S. Maple Street
       Itasca, Illinois 60143

                                                        Re: Aldel Financial
Inc.
                                                            Amendments No. 1,
2, and 3 to Registration Statement on Form S-1
                                                            Filed February 26,
March 3, and March 5, 2021
                                                            File No. 333-253166

       Dear Mr. Kauffman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registratiion Statement on Form S-1 filed March 5,
2021

       Forward Purchase Arrangement, page 105

   1. You disclose here and elsewhere that "Subject to the conditions in the forward purchase agreement, the purchase
of the forward purchase shares will be a binding obligation of
                                                        Aldel Capital LLC...."
However, we note from the revisions to Section 1.01 in the version of the FPA which you
filed as exhibit 10.9 on February 26th that Aldel Capital LLC (or its affiliates) may "at its
discretion" choose to purchase no forward purchase shares and instead solely to
invest cash in the target company prior to the closing of the business combination. Therefore,
please revise references to the "binding obligation" to purchase such shares such that
they more precisely reflect the nature of the agreement.
 Robert I. Kauffman
Aldel Financial Inc.
March 8, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert I. Kauffman
                                                           Division of
Corporation Finance
Comapany NameAldel Financial Inc.
                                                           Office of Energy &
Transportation
March 8, 2021 Page 2
cc:       Giovanni Caruso of Loeb & Loeb LLP
FirstName LastName